SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Telesp Celular
Participações S.A.
Quarterly Financial
Information for the Nine-month Period
Ended September 30, 2003
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Telesp Celular Participações S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information of Telesp Celular Participações S.A. (the “Company”) and its subsidiaries as of and for the nine-month period ended September 30, 2003, consisting of the individual and consolidated balance sheets as of September 30, 2003, and the related statements of operations for the nine-month period then ended, the performance report and relevant information, prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas on the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. We had previously audited the individual and consolidated balance sheets as of June 30, 2003, and the individual and consolidated statements of operations for the nine-month period ended September 30, 2002, presented for comparative purposes, and our reports thereon, dated July 18, 2003 and October 14, 2002, respectively, were unqualified.

5. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 24, 2003
DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONAL CONTEXT

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company which, as of September 30, 2003, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is wholly-owned by Brasilcel N.V.

Brasilcel N.V. is controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. (“TC”), and Global Telecom S.A. (“GT”) (since December 27, 2002), , which provide, through authorizations or concessions, wireless communication services in the States of São Paulo, Paraná and Santa Catarina, including necessary or useful activities to the performing of the related services.

On April 10, 2003, the National Telecommunications Agency (ANATEL) approved the transfer of the equity interest held by BID S.A. in Tele Centro Oeste Celular Participações S.A. (“TCO”), and, as a result, on April 25, 2003, the Company acquired 61.10% of the voting capital and 20.37% of the total capital of TCO.

In its turn, TCO is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and owns 100% of Norte Brasil Telecom S.A. These companies provide, through authorizations or concessions, wireless communication services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará and Maranhão, respectively, including necessary or useful activities to the performing of the related services.

Telecommunications services provided by the subsidiaries, including related services, are regulated by ANATEL, as authorized by Law no. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 and February 3, 2003 ANATEL and the subsidiaries TC, GT and TCO and their subsidiaries signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the Federal Official Gazette on December 12, 2002 and February 5, 2003.

Authorizations granted to the subsidiaries TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, with maturity date to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

Authorizations granted to TCO and its subsidiaries Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. are valid for the remaining period of the concessions previously granted and currently replaced, with maturity date to July 24, 2006, October 29, 2008, September 28, 2009, March 30, 2009, July 21, 2009, July 15, 2009, and November 29, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

       On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP), in which the client may choose between national (VC2 and VC3) and international long distance calls, according to SMP rules. The operators no longer receive VC2 and VC3 revenues; instead they receive interconnection revenues for the use of their networks on these calls.

Joint Venture

On December 27, 2002, the assets held by the shareholders PT Móveis - Serviços de Telecomunicações, SGPS (“PT”), and Telefónica Móviles S.A. (“TEM”) in the Brazilian wireless communication market, for the direct and indirect equity interests in the Company, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., a company with its headquarters in the Netherlands, to form a joint venture.

Senior management of the companies involved believe that all companies will benefit from this process, particularly from the synergies achieved with increased operating volumes and standardization of operating processes, which may result in certain systemic adjustments.

Merger

On December 27, 2002, the Company purchased the remaining 51% of the common stock (17% of total capital) of the holding companies Daini do Brasil S.A., Globaltelcom Telecomunicações S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações which joint corporate control of Global Telecom S.A.

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into their investee, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

Acquisition of equity interests – Tele Centro Oeste

On April 25, 2003, under the terms of the Preliminary Contract for Purchase and Sale of Shares and of the Contract for Purchase and Sale of Shares, the control of Tele Centro Oeste Participações S.A. (“TCO”) was transferred to the Company, with the transfer of the shares representing the controlling interest in TCO.

The price of the controlling shares, plus interest as provided for in the Definitive Agreement, was approximately R$1,506 million, equivalent to R$19.48719845 per a thousand common shares, of which approximately R$1,311 million was paid to the sellers and the remaining balance will be paid in installments under the terms and conditions of the Definitive Agreement.

TCP will undertake, within the terms and provisions of prevailing legislation, a tender offer (“OPA”) for the acquisition of the remaining common shares due to the acquisition of the controlling interest, as well as the merger of shares as already disclosed in the Notice of Material Fact published on January 16, 2003 (Note 33).

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices as defined by corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include:

  As of September 30, 2003, balances and transactions of the subsidiaries TC and GT (which became a subsidiary on December 27, 2002), of TCO (which became a subsidiary on April 25, 2003) and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. TCO’s result for this period comprises only the months from May to September 2003.

  As of September 30, 2002, balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. GT’s results for this period are reflected in the statement of operations under the equity method.

The financial statements as of June 30, 2003 and September 30, 2002 have been reclassified, when applicable, for comparability.

In consolidation, all intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of the quarterly financial statements as of September 30, 2003 are basically those described in the financial statements as of December 31, 2002, except for: (a) revenue from prepaid cellular phone recharges which since January 1, 2003 is being deferred and recorded in income as the credits are effectively used; the effect of this change is a reduction in income of approximately R$54 million, net of tax effects, and (b) deferral of the subsidy on sales of terminals to dealers which is recorded in income as terminal activation occurs, generating an increase in income of approximately R$9 million, net of tax effects.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
Cash and banks	163	765	23,513	68,719
Temporary cash investments	828	1,404	1,084,138	989,234

Total	991	2,169	1,107,651	1,057,953

Temporary cash investments refer principally to fixed-income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

5. SECURITIES

	Consolidated
Debentures	09.30.03	06.30.03
FIXCEL S/A - 100% CDI plus 2% p.a	-	223,522
Total	-	223,522

TCO, directly and through its subsidiaries, acquired debentures issued by FIXCEL S.A. in the amount of R$660,000, of which R$470,000 on July 2, 2002 and maturing on June 27, 2003. All these debentures were settled on their maturity dates, and R$190,000 on August 13, 2002, maturing on August 8, 2003.

On April 25, 2003, with the transfer of the ownership control, TCP became the guarantor for the settlement of debentures issued by FIXCEL S.A. held by TCO.

6. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.03	06.30.03
Unbilled amounts	238,468	164,193
Billed amounts	341,215	382,192
Interconnection	352,390	243,066
Products sold	254,627	238,874
Allowance for doubtful accounts	(144,234)	(141,147)
Total	1,042,466	887,178

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	09.30.03	09.30.02
Initial balance	120,135	103,642
Provision for doubtful accounts	6,906	21,442
Write-offs (Q1)	(19,977)	(13,031)
Balance as of March 31	107,064	112,053
Provision for doubtful accounts (Q2)	29,719	22,324
Write-offs (Q2)	(25,233)	(13,241)
Inclusion of Tele Centro Oeste Celular Participações S.A	29,597	-
Balance as of June 30	141,147	121,136
Provision for doubtful accounts (Q3)	35,525	13,669
Write-offs (Q3)	(32,438)	(15,678)
Balance as of September 30	144,234	119,127

7. INVENTORIES

	Consolidated
	09.30.03	06.30.03
Digital handsets	182,837	230,995
Other	12,862	13,524
(-) Allowance for obsolescence	(31,374)	(32,435)
Total	164,325	212,084

8. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
Recoverable income and social contribution taxes	142,512	136,785	185,101	186,157
Withholding income tax	50,182	30,567	89,276	69,380
Recoverable ICMS (State V.A.T)	-	-	144,475	148,579
Recoverable PIS and COFINS (taxes on revenue) and other	1,375	-	2,178	1,080
Recoverable taxes	194,069	167,352	421,030	405,196
Deferred income and social contribution taxes	419	419	1,014,676	1,093,942
Total	194,488	167,771	1,435,706	1,499,138
Current	194,069	167,352	605,829	570,742
Noncurrent	419	419	829,877	928,396

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
Merged tax credit (corporate restructuring)	-	-	649,722	676,062
Merged TCO tax credit	-	-	27,429	32,915
Tax loss carryforwards	419	419	185,885	227,850
Allowance reserve for -
Inventory obsolescence	-	-	8,897	9,184
Contingencies	-	-	48,473	44,224
Doubtful accounts	-	-	34,822	34,197
Network costs and customer discounts –
Peg&Fale	-	-	2,538	3,253
Derivative transactions	-	-	22,644	51,430
Profit sharing program	-	-	3,645	1,866
Other	-	-	30,621	12,961
Total deferred taxes	419	419	1,014,676	1,093,942
Current	-	-	248,248	225,576
Noncurrent	419	419	766,428	868,366

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a. Tax loss carryforwards mostly of the subsidiary TC will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in five years.

b. The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 30) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period. The merged tax credit of subsidiary TCO is being realized proportionally to the goodwill amortization and will be recovered until December 2004.

c. Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies approved by the Board of Directors indicate full recovery of the deferred taxes recognized as determined by CVM Resolution no. 371. The Company expects to recover the tax credits as follows:

Year	Consolidated
2003	17,689
2004	222,454
2005	237,093
2006	224,501
2007	126,895
2008 and 2009	186,044
Total	1,014,676

CVM Resolution no. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

9. PREPAID EXPENSES

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
FISTEL fees	-	-	52,333	74,349
Financial charges	7,435	7,765	11,455	13,670
Commercial incentives	-	-	16,838	20,564
Subsidies for products	-	-	13,722	11,460
Prepaid service bonuses to be granted	-	-	2,826	60,668
ICMS (StateV.A.T) on prepaid services	-	-	30,715	36,491
Other	-	-	18,655	5,013
Total	7,435	7,765	146,544	222,215
Current	5,151	7,044	131,203	210,210
Noncurrent	2,284	721	15,341	12,005

10. OTHER ASSETS

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
Advance for purchase of shares	-	-	43,330	42,242
Credits with suppliers	-	-	10,524	27,059
Credits with dealers	-	-	2,383	2,383
Escrow deposits	-	-	26,639	25,669
Tax incentives (a)	-	-	30	3,942
Advances to employees	4	-	6,905	6,152
Other	2,145	2,135	10,860	8,312
Total	2,149	2,135	100,671	115,759
Current	203	189	28,723	41,950
Noncurrent	1,946	1,946	71,948	73,809

(a) TCO decided to write-off the amounts related to investment options in the Amazon Investment Fund (FINAM)/Northeast Investment Fund (FINOR) quotas that were carried out by its subsidiaries, except for NBT, through their 1998 Integrated Declaration of Corporate Economic-Fiscal Information (DIPJ). This decision was made because until that moment no investment certificate was issued by the managing financial institutions, and also because the share quota value based on the market quotation is immaterial.

11. INVESTMENTS

a. Investments in subsidiaries

Investee	Common stock interest	Preferred stock interest	Total interest
Telesp Celular S.A.	100%	-	100%
Global Telecom S.A.	100%	100%	100%
Tele Centro Oeste Celular Participações S.A.	64%	-	20.69%

In relation to the stock interest in TCO, the amount refers to the capital decreased by treasury shares.

b. Number of shares held

Investee	Common	Preferred	Total
Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	77,256,410	-	77,256,410

c. Information on subsidiaries

Investee	Shareholders’equity 09.30.03	Net income (loss) as of 09.30.03
Telesp Celular S.A.	3,274,449	374,382
Global Telecom S.A.	1,054,493	(370,213)
Tele Centro Oeste Celular Participações S.A.(*)	1,547,145	191,095
(*) Refers to net income for May and September 2003.

d. Components and changes

Investments of TCP are comprised of interests in the capital of the subsidiaries TC, GT and TCO, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	Company		Consolidated
	09.30.03	06.30.03	09.30.03	06.30.03
Investments in subsidiaries	4,440,874	3,692,274	-	-
Goodwill paid on investment acquisition	2,268,601	2,298,825	2,368,659	2,399,273
Advance for future capital increase	25,436	620,909	-	-
Reserve for investment losses	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	63	294	254
Investment balance	6,285,399	6,162,456	1,919,338	1,949,912

Changes in investment balances for September 30 and June 30, 2003:

	Company
	09.30.03	06.30.03
	Investment	Investment
Investment initial balance	6,162,456	5,107,064
Equity pick-up	145,713	(75,849)
Interest on capital and dividends received	-	(377,562)
Goodwill paid on investment acquisitions (TCO)	5,448	1,242,513
Amortization of goodwill paid on investment acquisitions	(35,671)	(20,709)
Advance for future capital increase	(595,473)	25,436
Investments in subsidiaries	599,404	261,095
Interest on capital and expired dividends (subsidiary)	3,482	474
Write-off of other investments	40	(6)
Investment ending balance	6,285,399	6,162,456

The goodwill paid on the acquisition of GT, in the amount of R$1,077,022, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

The goodwill paid on the acquisition of 20.37% of the total capital of TCO (equivalent to 61.10% of common shares), amounting to R$1,247,961, was based on the expectation of future profitability (R$1,123,419, to be amortized over ten years starting on May 2003), appreciation of TCO operating license (R$89,459 to be amortized over the remaining license period) and asset appreciation of real properties (R$35,083, to be amortized over the remaining useful lives of these properties). These amortizations started on May 2003.

12. PROPERTY, PLANT AND EQUIPMENT

		Consolidated
		09.30.03			06.30.03
	Annual rate %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	4 to 20	3,960,855	(2,212,752)	1,748,103	1,812,789
Switching equipment	10 to 16.67	1,564,745	(710,572)	854,173	857,888
Infrastructure	2.86 to 20	1,218,359	(417,182)	801,177	812,926
Land	-	47,825	-	47,825	47,776
Software use rights	20	956,456	(404,113)	552,343	534,815
Buildings	2.86 to 4	162,404	(28,588)	133,816	133,918
Terminals	50 to 66.67	176,448	(114,632)	61,816	60,866
Concession license	6.67	976,477	(352,226)	624,251	643,391
Other assets	4 to 20	314,390	(157,429)	156,961	165,810
Assets and construction in progress	-	139,601	-	139,601	254,735

		9,517,560	(4,397,494)	5,120,066	5,324,914

Allowance for loss		(19,859)	-	(19,859)	(19,859)

Total		9,497,701	(4,397,494)	5,100,207	5,305,055

The subsidiaries’ managements are conducting studies to evaluate the useful lives of their property items. Possible effects resulting from these studies that may change the useful lives of the assets will be recognized in the financial statements for 2003.

Starting January 1, 2003, the useful life of terminals was reduced to 18 months, in order to better reflect the state of operations. The effect of this reduction in the nine-month period represented an increase in depreciation expense of R$29,750, compared to the same period last year.

13. DEFERRED CHARGES

	Consolidated
	Annual amortization rate - %	09.30.03	06.30.03

Preoperating costs:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,693	71,693

		353,320	353,320
Goodwill – Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	11,213	10,967

		448,798	448,552

Accumulated amortization:
Preoperating costs		(140,884)	(131,832)
Goodwill – Ceterp Celular S.A.		(23,875)	(21,768)
Goodwill		(4,626)	(4,066)

		(169,385)	(157,666)

Total, net		279,413	290,886

(*) According to contractual terms.

TRADE ACCOUNTS PAYABLE

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Suppliers	1,796	3,779	580,880	589,731
Interconnection	-	-	71,860	56,804
Profit sharing program	45	-	16,547	8,889
Amounts to be transferred - SMP (a)	-	-	151,128	-
Other	18	65	30,482	24,395

Total	1,859	3,844	850,897	679,819

(a)	Refers to long distance services to be transferred to operators because of the migration to the SMP system (Note 1).

14. TAXES PAYABLE

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

State V.A.T (ICMS)	-	-	284,050	265,553
Income and social contribution taxes	-	-	37,823	47,257
Taxes on revenue (PIS and COFINS)	-	1,355	39,310	40,646
FISTEL fees	-	-	39,336	24,226
FUST and FUNTTEL	-	-	3,360	3,870
Other taxes	521	550	3,506	9,024

Total	521	1,905	407,385	390,576

Current	521	1,905	246,222	247,928
Long term	-	-	161,163	142,648

Of the long-term portion: (a) R$139,952 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, with supplementary authorization in November 2000. Among other benefits, this agreement stipulates that the maturitydate of ICMS will always fall on the 49th month following that in which the ICMS is determined, among other benefits, and (b) R$7,757 refers to ICMS - “Programa Teleproduzir” arising from an agreement made with the Goiás State Government, for deferral of ICMS payments, entered into on December 16, 2001. This agreement stipulates that the ICMS used as a tax credit will be paid in 84 monthly installments, with a grace period of 12 months from the date of final credit use.

16. LOANS AND FINANCING

a. Composition of debt

			Company		Consolidated

Description	Currency	Annual charges	09.30.03	06.30.03	09.30.03	06.30.03

Financial institutions:
Letter of credit	US$	-	45,065	44,273	84,471	82,987
Compror	US$	5% to 16.83% p.a.	-	-	19,041	28,894
BNDES	R$	TJLP+3.5% to 4% p.a. / UMBNDES+3.5% to 3.6% p.a.	-	-	767,557	814,251
Finimp	US$	2% to 7% p.a. + Libor	-	-	66,773	142,963
Promissory notes	R$	111% of CDI	-	700,000	-	700,000
Resolution 63	US$	4.3% to 16.83% p.a.	853,980	314,285	1,049,635	718,463
Resolution 63		¥1.05% p.a.	88,387	80,823	88,387	91,836
Resolution 2770	US$	US$ + 7.41% p.a. in average	-	-	2,623	31,297
Export Development Corporation - EDC	US$	3.90% to 5.0% p.a. + Libor	-	-	151,631	145,250
Floating rate notes	US$	6.75% p.a.	438,510	430,800	438,510	430,800
Debentures	R$	104.6% of CDI	506,750	-	506,750	-
Suppliers:
NEC do Brasil	US$	7.30% p.a.	-	-	19,803	19,455
Affiliated companies:
Commercial Paper	US$	9.5% p.a.	-	-	350,808	344,640
Resolution 4131		€7.0% p.a. + Euribor	-	-	152,127	147,571
Resolution 4131	US$	13.25% p.a.	-	-	263,106	258,480
Floating rate notes		€7.0% p.a. + Euribor	1,420,105	1,377,572	1,420,105	1,377,572
Investment acquisition - TCO	R$	2 to 4.5% p.a. + 108% to 110% of CDI	294,278	650,632	294,278	650,632
Other	R$	FGV Column 20	-	-	1,941	2,036
Accrued interest			48,420	83,515	89,919	129,105

Total			3,695,495	3,681,900	5,767,465	6,116,232

Current			1,330,130	1,873,527	2,143,304	3,014,890
Long term			2,365,365	1,808,373	3,624,161	3,101,342

b. Payment schedule

The long-term portion of loans and financing matures as follows:

	09.30.03

	Company	Consolidated

2004	1,858,615	1,943,052
2005	-	314,195
2006	-	153,448
2007	-	703,125
2008	506,750	510,341

Total	2,365,365	3,624,161

c. Restrictive clauses

  GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which, on September 30, 2003 was R$278,894. As of that date, various loan covenants were not being complied with by GT. No adjustment related to this matter was reflected, neither by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 30, 2003.

  TCO has loans with the National Bank for Economic and Social Development (BNDES) and with the Export Development Corporation (EDC), the balances of which, on September 30, 2003, were R$198,810 and R$151,631, respectively. As of that date, various loan covenants were complied with by TCO.

d. Hedging

  As of September 30, 2003, the Company and its subsidiaries have exchange contracts in the amounts of US$974,367, ¥3,369,159 and €482,486 to hedge against exchange rate fluctuations on foreign currency obligations. At September 30, 2003, the Company and its subsidiaries recognized accumulated net unrealized gains of R$951,540 (R$701,559 on June 30, 2003) on these hedges, represented by balance of R$1,251,333 (R$1,076,004 on June 30, 2003) in assets, of which R$377,297 (R$36,524 on June 30, 2003) in current and R$874,036 (R$1,039,480 on June 30, 2003) in noncurrent, and by balance of R$295,269 (R$370,817 on June 30, 2003) in current liabilities and R$4,524 in long-term liabilities.

e. Guarantees

TC loans and financing amounting to R$296,878 refer to BNDES funds that are guaranteed by amounts receivable.

GT loans and financing amounting to R$278,894 refer to funds guaranteed by accounts receivable pledging, which up to 140% of the monthly installment may be kept, with the TC approval.

TCO guarantees comprise the following:

Banks	Guarantees
BNDES - TCO operators	15% of receivables and CDB (bank deposit rate) equivalent to the amount of next installment payable.
BNDES NBT	100% of receivables and CDB equivalent to the amount of next installment payable during the first year and CDB equivalent to two installments payable in the remaining period.
EDC	TCO’s and other subsidiaries’ guarantee.
Other loans and financing	TCO’s guarantee.

17. OTHER LIABILITIES

	Consolidated

	09.30.03	06.30.03

Premium on sale of call option (a)	11,946	14,932
Network costs and customer discounts (b)	7,463	9,567
Accrual for customer loyalty program (c)	8,273	8,151
Liabilities with customers	9,829	8,052
Other	5,420	8,865

Total	42,931	49,567

Current	42,385	45,769
Long term	546	3,798

(a)

In 2000, TC sold call options in the amount of US$300,000,000 at a price of R$2.25 to US$1.00 with a maturity date on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

(b)	Relates to prepaid service bonuses to be granted to customers.

(c)

GT and TCO have a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and others). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated

	09.30.03	06.30.03

Labor	3,036	1,826
Civil	20,684	11,990
Tax	80,777	77,030
Other	92,194	89,844

Total	196,691	180,690

Current	49,354	40,078
Long term	147,337	140,612

a. Labor and civil

Include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded to cover any loss that might result.

b. Tax

The principal tax contingencies of the subsidiaries are described below:

State V.A.T (ICMS)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian States approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees, which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the state V.A.T tax may be applied retroactively for such services rendered during the last five years.

Management believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority, (b) their interpretation would subject certain services to taxation which are not considered telecommunication services, and (c) new taxes may not be applied retroactively. In addition, the Company believes that Telecomunicações de São Paulo S.A. - TELESP, the legal predecessor of TC, and the companies that are predecessors of the operators controlled by TCO would be liable for any obligation in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No reserve for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

TC and the operators controlled by TCO, based on legal counsel’s opinion, reversed the reserve amounts of R$69,853 and R$4,925, respectively.

In the period from August 1999 to December 2001, GT was granted a tax benefit, which reduced ICMS payable in the State of Santa Catarina, according to Article 7 of the ICMS tax regulations/Santa Catarina. However, Article 30 of the regulations provides for the reversal of credits in excess of benefits used. The reserve as of September 30, 2003 was R$8,295 (R$7,413 as of June 30, 2003).

PIS and COFINS (taxes on revenue)

TC and TCO are parties to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been totally accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of September 30, 2003 was R$32,761 (R$31,358 as of June 30, 2003).

c. Other

These items correspond to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS, that, according to Annex II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held on May 1998, and in the opinion of the Company’s management, should be allocated to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

Management understood that there was an error in the allocation of the loans upon the spin-off, suspended the payment flow after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus a 6% annual interest.

In June 1999, TCO filed a lawsuit with a statement claiming that all assets corresponding to these loan and financing liabilities are owned by it, as well as the accessory items of these assets, and also claiming for indemnities for the installments paid.

In November 1999, management decided to transfer to the holding company, Tele Centro Oeste Celular Participações S.A., the liability arising from the loan originally payable to Telecomunicações Brasileiras S.A. - TELEBRÁS, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision was made dismissing the claims of Tele Centro Oeste Celular Participações S.A. in the declaratory action; however, on October 8, 2001, Tele Centro Oeste Celular Participações S.A. filed an appeal, which has not yet been judged.

The opinion of the Company’s legal counsel regarding the chances of unfavorable outcome of these contingencies is that they are probable as to the merit of the claim and possible as to the restatement index. The difference of contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$35,205 (R$34,600 on June 2003).

Additionally, TC, GT and TCO are parties to several other civil and tax lawsuits totaling approximately R$59 million, for which no reserve for contingencies was recognized, based on legal counsel’s opinion.

19. LEASES

In the first nine months of 2003, TC and TCO had expenses under lease agreements totaling R$22,931 (R$19,130 in 2002). The outstanding obligation under such agreements, adjusted for exchange rates prevailing on September 30, 2003, is R$24,193 (R$29,546 as of June 30, 2003), payable in quarterly installments through June 2005.

20. SHAREHOLDERS’ EQUITY

a. Capital

As of September 30 and June 30, 2003, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

b. Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in Articles 9 and 10 of the Bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by Aarticle 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c. Special premium reserve

This reserve, which totaled R$968,086 as of September 30 and June 30, 2003, resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

21. NET OPERATING REVENUE

	Consolidated
	09.30.03 (*)	09.30.02
Monthly subscription charges	1,017,454	718,967
Use of network	1,398,224	856,039
Roaming charges	33,926	36,634
Additional call charges	46,651	43,228
Interconnection	1,765,632	986,522
Additional services	139,241	23,706
Sale of products	988,951	479,504
Other services	24,180	5,880
Gross operating revenue	5,414,259	3,150,480
Deductions	(1,245,223)	(669,252)
Net operating revenue	4,169,036	2,481,228

(*) Includes nine months of GT operations and five months of TCO operations.

22. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	09.30.03 (*)	09.30.02
Personnel	(32,978)	(19,874)
Outside services	(128,585)	(83,226)
Connections	(78,885)	(55,187)
Rent, insurance and condominium fees	(66,504)	(59,231)
Interconnection	(246,742)	(172,775)
Taxes and contributions	(55,497)	(4,176)
Depreciation and amortization	(641,310)	(409,766)
Cost of products sold	(811,617)	(380,202)
Other	(8,803)	(3,631)
Total	(2,070,921)	(1,188,068)

(*) Includes nine months of GT operations and five months of TCO operations.

23. SELLING EXPENSES

	Consolidated
	09.30.03 (*)	09.30.02
Personnel	(98,712)	(59,227)
Supplies	(10,584)	(5,941)
Outside services	(489,079)	(201,222)
Rent, insurance and condominium fees	(21,879)	(11,460)
Taxes and contributions	(79,393)	(68,248)
Depreciation and amortization	(81,469)	(24,039)
Allowance for doubtful accounts	(72,150)	(57,435)
Other	(85,666)	(26,739)
Total	(938,932)	(454,311)

(*) Includes nine months of GT’s operations and five months of TCO’s operations.

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.03	09.30.02	09.30.03 (*)	09.30.02
Personnel	(3,772)	(3,167)	(76,149)	(39,870)
Supplies	(21)	(91)	(4,097)	(1,840)
Outside services	(10,961)	(7,778)	(150,382)	(114,717)
Advisory and consulting services	-	-	(49,466)	(40,169)
Rent, insurance and condominium fees	(77)	(683)	(27,270)	(14,305)
Taxes and contributions	(379)	(1,062)	(3,704)	(3,300)
Depreciation and amortization	(35)	(135)	(75,047)	(40,634)
Other	(179)	(79)	(6,756)	(79)
Total	(15,424)	(12,995)	(392,871)	(254,914)

(*) Includes nine months of GT’s operations and five months of TCO’s operations.

25. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	09.30.03	09.30.02	09.30.03(*)	09.30.02
Income:
Fines	-	-	24,468	12,491
Recovered expenses	1,422	65	2,494	717
Reversal of reserves	-	-	74,893	-
Suppliers’ rebates	-	-	46,307	-
Expired dividends	3,956	5,397	3,956	5,397
Other	-	6,700	8,921	7,667
Total	5,378	12,162	161,039	26,272

Expenses

Provision for contingencies	-	-	(26,483)	(49,331)
Goodwill amortization	(56,380)	-	(63,350)	(6,319)
Taxes other than on income	(88)	-	(35,334)	(17,961)
Amortization of preoperating expenses	-	-	(23,747)	-
Other	(119)	-	(9,920)	(4,928)
Total	(56,587)	-	(158,834)	(78,539)

(*) Includes nine months of GT’s operations and five months of TCO’s operations.

26. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	09.30.03	09.30.02	09.30.03 (*)	09.30.02
Income:
Interest and other	125,222	13,615	208,285	48,511
Exchange variation on assets	784,737	1,207,002	1,935,597	2,998,250
(-) PIS/COFINS on financial income	(6,768)	-	(8,812)	-
Total	903,191	1,220,617	2,135,070	3,046,761
Expenses
Interest and other	(384,995)	(95,210)	(638,497)	(194,477)
Monetary/exchange variations on liabilities	(780,562)	(1,313,236)	(1,923,482)	(3,336,519)
Gain (loss) on derivatives	(177,440)	(59,692)	(416,108)	35,267
Total	(1,342,997)	(1,468,138)	(2,978,087)	(3,495,729)
Financial expenses, net	(439,806)	(247,521)	(843,017)	(448,968)

(*) Includes nine months of GT’s operations and five months of TCO’s operations

27. TAXES ON INCOME

TCP and its subsidiaries estimate and pay monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 8. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	09.30.03	09.30.02
Income tax	(94,471)	(8,935)
Social contribution tax	(34,235)	(3,301)
Deferred income tax	(75,087)	(74,406)
Deferred social contribution tax	(24,633)	(26,786)
Total	(228,426)	(113,428)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09.30.03	09.30.02	09.30.03	09.30.02
Loss before taxes	(462,777)	(560,737)	(79,408)	(447,309)
Income and social contribution tax credits at combined statutory rate	157,344	190,650	26,998	152,085
Permanent additions:
Nondeductible expenses	(14)	-	(8,011)	(2,538)
Expired interest on capital	-	-	(793)	(1,828)
Exchange variation of derivative instruments	-	-	(142,213)	-
Equity pick-up	(125,872)	(106,210)	-	(178,819)
Permanent exclusions:
Equity pick-up	77,233	-	-	-
Other:
Unrecognized income and social contribution taxes	(90,791)	(84,440)	(92,123)	(84,440)
Offset of tax loss carryforwards of unrecognized tax credits	-	-	9,095	-
Other	(17,900)	-	(21,379)	2,112
Income and social contribution tax credits	-	-	(228,426)	(113,428)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, which in its turn is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and holds 100% of Norte Brasil Telecom S.A. These operators provide cellular mobile services in the States of São Paulo, Paraná and Santa Catarina, and Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Amazonas, Roraima, Amapá, Pará and Maranhão, respectively, in accordance with the terms of concessions granted by the Federal Government. All these operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities.

The major market risks to which TCP, TC, GT and TCO are exposed include:

  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Of TC’s customers, 78.3% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in the nine months of 2003 represented 3.38% of gross revenue (1.78% as of September 30, 2002). Of GT’s customers, 19.8% use postpaid services; delinquent receivables represented 2.04% in the first nine months of 2003 (2.71% as of September 30, 2002). Of TCO’s customers, 27% use postpaid services; delinquent receivables represented 2.2% in May and September 2003 (2.4% in the same period of 2002).

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. Delinquent receivables represented 1.76% of handset sales for TC for the first nine months of 2003 (9.0% as of September 30, 2002). At GT, delinquent receivables represented 2.62% of handset sales for the first nine months of 2003 (0.3% as of September 30, 2002). At TCO, delinquent receivables represented only about 0.49% of handset sales in May and September 2003 (0.31% in the same period in 2002).

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions in foreign currency and short-term borrowings in Brazilian reais. As of September 30, 2003, these operations amounted to R$3,397,350.

The Company is also exposed to fluctuations in TJLP and UMBND (local indices) on financing from BNDES. As of September 30, 2003, these operations amounted to R$774,583.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of September 30, 2003, these operations amounted to US$284,709 thousand and €460,620 thousand.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

TC, GT and TCO utilize derivative financial instruments to protect against currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of September 30, 2003 is shown in the table below:

	In thousands
	US$	¥	€
Loans and financing	860,158	3,391,564	466,121
Hedge instruments	974,367	3,369,159	460,486
Net exposure	(114,209)	22,405	5,635

During the first nine months of 2003, the Company contracted operations to hedge its foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b. Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)
Loans and financing	5,767,465	5,773,009	(5,544)
Derivative instruments	951,540	774,577	(176,963)
Total	4,815,925	4,998,432	(182,507)

c. Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

29. POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Telesp Celular and other PBS) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretaria for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, TCP and its subsidiaries TC and TCO individually sponsor a defined benefit plan - PBS - Telesp Celular and PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

For 41.9% of the employees of TCP and its subsidiary TC, and 99% of the employees of TCO, there are individual defined contribution plans - the TCP Prev and the TCO Prev, established by Sistel on August 2000. The TCP Prev and the TCO Prev plans are maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC and TCO are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plans (PBS - Telesp Celular and PBS-TCO) were granted the option of migrating to the TCP Prev and TCO Prev plans. This option was extended to employees who did not participate in the PBS - Telesp Celular and PBS-TCO plans, as well as to all new hires. The Company’s contributions to TCP Prev and TCO Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first nine months of 2003, TCP and its subsidiaries TC and TCO contributed the amounts of R$4 and R$1, respectively, to PBS - Telesp Celular and PBS-TCO plans, and the amounts of R$2,210 and R$1,650 to the TCP Prev and TCO Prev plans, respectively. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2002, the total liability recognized amounted to R$1,750.

In the first nine months of 2003, the Company recognized the pro rata actuarial cost estimated for 2003, and recorded the amount of R$460 related to these costs.

30. CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of September 30, 2003, balances are as follows:

	Balance on date of	Telesp Celular	Consolidated
	merger	spin-off	09.30.03	06.30.03
Balance sheet:
Merged goodwill	3,192,738	3,166,132	1,968,855	2,048,673
Merged reserve	(2,127,694)	(2,110,932)	(1,319,133)	(1,372,611)
Net effect equivalent to merged tax credit	1,065,044	1,055,200	649,722	676,062

	09.30.03	06.30.03
Statement of operations:
Goodwill amortization	(239,455)	(159,637)
Reversal of reserve	160,435	106,957
Tax credit	79,020	52,680
Effect on net income	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance was classified in the balance sheet as a noncurrent asset under deferred taxes (Note 8).

31. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

(a)

Use of network and long-distance (roaming) cellular communication: Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same Group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company’s network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators. From July 2003, customers started to choose the long-distance call operators;

(b)	Corporate management advisory: Represents Company payables in connection with corporate management advisory services provided by PT SGPS.

(c)	Loans and financing: Represents intercompany loans with companies of the Portugal Telecom group.

(d)	Services provided: The following services are provided by Group companies:

  Corporate services centralized at Telerj Celular S.A. and Telesp Celular S.A., transferred to subsidiaries at the cost effectively incurred.

  Call center services, provided by Dedic, to users of TC and GT telecommunication services.

  System development and maintenance services provided by PT Inovação.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Assets:
Trade accounts receivable	-	-	140,520	109,824
Receivables from subsidiaries and affiliates	622,873	841,299	23,791	19,022
Liabilities:
Trade accounts payable	-	-	146,068	140,513
Loans and financing	1,434,117	1,391,420	2,214,249	2,152,144
Payables to subsidiaries and affiliates	140,797	140,604	31,862	27,340

	Company		Consolidated

	09.30.03	09.30.02	09.30.03	09.30.02

Statement of operations:
Revenue from telecommunication services	-	-	1,071,902	606
Cost of services provided	-	-	(136,414)	(2,608)
Selling expenses	-	-	(58,270)	(32,521)
General and administrative expenses	-	-	(79,009)	(40,169)
Financial income (expenses), net	82,865	(917,395)	80,215	(1,646,929)
Other operating income (expenses), net	-	6,531	-	6,531

32. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of September 30, 2003, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts - R$

Operating risks	877,020
General civil liability	7.200
Vehicle fleet	400

33. SUBSEQUENT EVENTS

On September 30, 2003, CVM (Brazilian Securities Commission) approved through CVM/SER/OPA/ALI/2003/003 the Tender Offer (OPA) to Purchase Common Shares of TCO, and the public notice containing the related conditions was published on October 9, 2003. The established period for offer acceptance is from October 9, 2003 to November 11, 2003, and the auction is scheduled for November 18, 2003, at 4 p.m.

According to the significant event notice, which was published on January 16, 2003, the remaining preferred and common shares that did not join OPA shall be incorporated to the TCP capital after the OPA conclusion.

Telesp Celular PARTICIPAÇÕES S.A.
REPORTS RESULTS FOR THE SECOND QUARTER OF 2003
TCP is a Brazilian holding company that owns: (i) 100% of Telesp Celular S.A.; (ii) 100% of Global Telecom S.A.; and (iii) 61.1% voting interest (20.4% of total capital) of Tele Centro Oeste Celular Participações S.A. (“TCO”).

HIGHLIGHTS

TCP

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Net Operating Revenue	1,729.7	1,667.0	3.8%	1,225.0	993.7	23.3%
Net Operating Revenue from Services	1,449.4	1,398.1	3.7%	1,023.6	850.7	20.3%
Net Operating Revenue from Goods	280.3	268.9	4.2%	201.4	143.0	40.8%
Total Operating Costs	(1,020.8)	(1,064.0)	-4.1%	(727.3)	(589.4)	23.4%
EBITDA	708.9	603.0	17.6%	497.7	404.3	23.1%
EBITDA Margin (%)	41.0%	36.2%	4.8p.p.	40.6%	40.7%	-0.1p.p.
Depreciation and Amortization	(342.9)	(309.8)	10.7%	(287.9)	(220.8)	30.4%
EBIT	336.0	293.2	24.8%	209.8	183.5	14.3%
Net Losses	(69.1)	(219.2)	-68.5%	(92.9)	(92.1)	0.9%
Losses per share (R$ per thousand shares)	(0.06)	(0.19)	-68.5%	(0.08)	(0.08)	0.9%
Losses per ADR (R$)	(0.15)	(0.47)	-68.5%	(0.20)	(0.20)	0.9%
Number of shares (billion)	1,171.8	1,171.8	0.0%	1,171.8	1,171.8	0.0%
Investments (accumulated)	302.7	206.8	46.4%	185.8	479.6	-61.3%
Quarterly Investment as % of revenues	5.5%	5.8%	-0.3	4.0%	12.4%	-8.4
Operating Cash Flow	613.0	506.9	20.9%	448.7	281.0	59.7%

TCP

	3Q03	2Q02	Δ %	2Q02*	Δ %
Clients (thousand)	11,675	10,887	7.2%	9,633	21.2%
Post-paid	2,640	2,603	1.4%	2,452	7.7%
Pre-paid	9,035	8,284	9.1%	7,181	25.8%

* Includes TCO.
EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results

As of December 27, 2002, TCP has controlled 100% of the social capital of GT. Thus, TCP took into account GT’s consolidated financial results for the period of January to December 2002, through the equity equivalence method, and fully consolidated GT’s balance sheet on December 31, 2002. As of January 1, 2003, the income statements were also consolidated according to the corporate law method.

As of May 1, 2003, TCP has consolidated the results information from TCO, as a result of the acquisition of 61.1% of its voting capital (20.4% of the total capital) on April 25, 2003. Information regarding 3Q02 is presented in a consolidated basis (pro forma), including 100% of GT, to allow comparison with 3Q03 results, without the consolidation of TCO.

TCO was consolidated into TCP as of May 2003, according to the corporate law method. The information regarding 2Q03 presented herein includes, in a consolidated basis (pro forma), TCO’s operations for the three months ended in June 30, 2003, to allow comparisons with 3Q03.

The financial statements as of June 30, 2003 and September 30, 2002 have been reclassified, where applicable, for comparability. As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep rules was adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%. TCP’s B band competitor in the metropolitan area of São Paulo has joined SMP rules in October 2003. So Bill & Keep rules was not adopted in the remuneration for the use of network between this company and TC during the 3Q03.

In 3Q03, Standard Poor’s Ratings Services attributed the “brAA-” corporate credit rating to TCP, which was use in the first issue of TCP’s debentures. This rating reflects the strong payment capacity of the Company and has minor differences from the best rating “brAAA”.

Public Offering and Incorporation of TCO

On August 21, 2003, in compliance with an August 12, 2003 decision of CVM, TCP announced its intention to continue the incorporation of the shares issued by TCO. Following the applicable legislation, the incorporation of shares will be effective after the end of the public offering for acquisition of TCO’s common shares.

On September 30, 2003 the public share offer was registered with CVM under number CVM/SRE/OPA/ALI/2003/003.

On October 09, 2003, TCP announced the beginning of the public offering of the TCO’s common shares, which was part in the process of TCO’s control acquisition. The period for subscription to the public offering started on October 09, 2003 and will finish on November 11, 2003. It will be followed by an auction, scheduled to take place on November 18, 2003. The subsequent phases of TCO’s incorporation will be disclosed later.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS

According to ANATEL’s data, TCP was responsible for a 54.9% participation in the total number of additions in its areas.

The EBITDA margin reached 41.0%.

EBITDA reached R$708.9 million, a 17.6% increase compared with 2Q03.

Net Revenue from Services was R$ 1,449.4 million, 3.7% higher than in 2Q03.

A 20.9% growth in cash flow, compared to 2Q03, shows that the Company has enough generation of operating cash to maintain its investments. The consolidation of TCO added R$ 164.3 million to TCP’s Operating Cash Flow.

TCP reduced its loss by 68.5% compared to 2Q03.

TCP achieved 11.675 million lines in services. The client base of TCP’s operators reached growth rates of 7.2% and 21.2% compared with 2Q03 and 3Q02, respectively.

TCP’s post-paid base increased 1.4% compared to 2Q03 and 7.7% compared to 3Q02. Revenues from Data grew by 26% compared to 2Q03.

10.3% reduction in net debt compared to 2Q03.

Service Área

TCP holds an authorization to provide wireless communication services in the States of São Paulo, Paraná and Santa Catarina and, after the TCO acquisition, it also operates in the Federal District and more 11 states in Brazil: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima e Tocantins totaling 6.34 million km2 and to 85.3 million inhabitants, equivalent to approximately 50% of the Brazilian population.

2.5 Generation

TCP continues to expand its CDMA 1xRTT coverage, targeting to meet the clients’ needs. TC already covers the entire metropolitan region of the city of São Paulo, the ABCD region, Guarulhos, Osasco, Cubatão, Campinas, Itú, Jundiaí, Santos, Guarujá/Bertioga and Campos de Jordão. GT already offers services in the cities of Curitiba and São José dos Pinhais. TCO has been focusing its efforts on the implementation of the 1xRTT network, overlaid on its current network (TDMA).

The “Vivo” Group has launched in Brazil the “Vivo ao Vivo” service using the technology in which all services are visually represented by icons on the handset screen and the user can access any one of the services with only a click.

On October 29, 2003, TCO starts the operation of high speed data transmission using 1xRTT technology in the Federal District and later on this coverage will be expanded.

Client Base

During 3Q03, TCP continued to expand operations.

TCP increased its total client base by 21.2% compared to 3Q02 (including TCO) and by 7.2% when compared to 2Q03, reaching a total number of 11.675 million clients, which represents 788 thousand net additions.

TCP maintained its strategy of focusing on the corporate market. It expanded its post-paid base by 1.4% and 7.7% compared to 2Q03 and 3Q02, respectively.

The base of potential clients for WAP and 1xRTT services reached approximately 6.0 million clients in 3Q03, which corresponds to 51.0% of TCP’s total client base, a 19.8% increase compared with the 5.0 million clients the Company had in 2Q03.

The increase in usage of WAP services was a result of the launch of new services and applications, such as chat and a broadcast service allowing the use of WAP applications and news.

OPERATING PERFORMANCE OF TELESP CELULAR S.A.

Telesp Celular S.A.

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	6,685	6,270	6.6%	5,755	16.2%
Post-paid	1,447	1,445	0.1%	1,420	1.9%
Pre-paid	5,238	4,825	8.6%	4,335	20.8%
Analog	95	115	-17.4%	234	-59.4%
Digital	6,590	6,155	7.1%	5,521	19.4%
Estimated market share (%)	63.4%	65.2%	-1.8p.p.	67.7%	-4.3p.p.
Net additions (thousands)	415	168	147.0%	234	77.4%
Post-paid	2	14	-85.7%	18	-88.9%
Pre-paid	413	154	168.2%	216	91.2%
SAC (R$)	117.7	173.8	-32.3%	95.1	23.8%
Churn in the quarter (%)	5.0%	6.5%	-1.5p.p	4.2%	0.8 p.p
ARPU (in R$/month)	45.8	44.9	2.0%	44.3	3.4%
Post-paid	110.7	114.5	-3.3%	100.7	9.9%
Pre-paid	27.1	24.1	12.4%	25.4	6.7%
Total MOU (minutes)	114.4	110.4	3.6%	111.6	2.5%
Post-paid	231.2	218.4	5.9%	216.7	6.7%
Pre-paid	77.7	76.3	1.8%	75.3	3.2%
Employees	1,986	1,964	1.1%	2,208	-10.1%
Client/Employee	3,366	3,192	5.4%	2,606	29.2%

SAC – cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions.

TC Operating Highlights

According to ANATEL’s data, TC was responsible for a 58.6% participation in the net additions of São Paulo state during the 3Q03.

Telesp Celular has maintained its leadership position and its client base increased by 16.2% in one year period. Its client base grew by 6.6% compared to 2Q03 and its churn in the same period was 1.5 percentual points lower.

Net additions increased 147.0% compared to the previous quarter and 77.4% compared to 3Q02.

Blended ARPU grew by 2.0% compared to 2Q03 and was led by the 12.4% increase in pre-paid client ARPU.

The MOU rate had an increase in all segments, whether pre-paid or post-paid, compared to 2Q03. Blended MOU grew by 3.6% in the quarter and the average number of clients increased 4.7%, showing an increase in traffic. Post-paid client MOU grew by 5.9%.

Blended MOU increased 2.5% compared to 3Q02, as post-paid client MOU grew by 6.7% and pre-paid client MOU increased 3.2%.

TC’s SAC fell by 32.3% compared to 2Q03, as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gain.

OPERATING PERFORMANCE OF GLOBAL TELECOM S.A.

Global Telecom S.A.

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	1,397	1,287	8.6%	1,027	36.0%
Post-paid	277	266	4.1%	242	14.5%
Pre-paid	1,120	1,020	9.8%	785	42.7%
Estimated market share (%)	42.5%	41.5%	1.0 p.p.	38.2%	4.3 p.p.
Net additions (thousands)	110	85	29.4%	87	26.4%
Post-paid	11	11	0.0%	-21	n.d.
Pre-paid	99	74	33.8%	108	-8.3%
SAC (R$)	103.5	116.6	-11.2%	142.3	-27.3%
Churn in the quarter (%)	3.8%	4.2%	-0.4 p.p.	4.1%	-0.3 p.p.
ARPU (in R$/month)	33.2	35.2	-5.7%	34.2	-2.9%
Post-paid	73.7	76.9	-4.2%	66.2	11.3%
Pre-paid	22.8	24.2	-5.8%	23.3	-2.1%
Total MOU (minutes)	92.1	95.1	-3.2%	97.0	-5.1%
Post-paid	166.7	154.4	8.0%	145.2	14.8%
Pre-paid	69.7	77.2	-9.7%	80.6	-13.5%
Employees	482	489	-1.4%	577	-16.5%
Client/Employee	2,897	2,631	10.1%	1,779	62.8%

SAC – cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions

GT Operating Highlights

According to ANATEL’s data, GT was responsible for a 62.7% participation in the net additions of the states of Paraná and Santa Catarina, during 3Q03.

GT’s client base reached an annual growth of 36.0% since September 2002, impelled by a 42.7% increase in its total number of pre-paid clients and by a 14.5% growth in its total number of post-paid clients. Comparing to 2Q03, its client base increased 8.6%. Consequently, GT’s market share has been improving and in one year period, it has shown a 4.3 percentual points growth, and since the last quarter it has increased 1.0 percentual points.

Post-paid client ARPU reached an increase of 11.3% compared to 3Q02, while the number of postpaid clients grew by 14.5%. The impact of the CSP and the Bill & Keep rules, as well as the significant increase in its client base affected ARPU in the remaining segments and periods.

Blended traffic measured by MOU obtained a slight increase compared to 2Q03, while post-paid client MOU presented an 8.0% increase. Comparing to 3Q02, post-paid client MOU grew by 14.8%.

GT’s SAC fell by 11.2% compared to 2Q03 as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gains.

OPERATING PERFORMANCE OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Tele Centro Oeste Celular

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	3,593	3,330	7.9%	2,851	26.0%
Post-paid	916	892	2.7%	790	15.9%
Pre-paid	2,677	2,438	9.8%	2,061	29.9%
Analog	40	45	-11.1%	64	-37.5%
Digital	3,553	3,284	8.2%	2,787	27.5%
Estimated market share – Area 7 (%)	68.5%	69.7%	-1.2 p.p.	75.5%	-7.0 p.p.
Estimated market share – Area 8 (%)	33.0%	33.1%	-0.1 p.p.	36.6%	-3.6 p.p.
Net additions (thousands)	263	152	73.0%	151	74.2%
Post-paid	24	32	-25.0%	42	-42.9%
Pre-paid	239	120	99.2%	109	119.3%
SAC (R$)	70.1	122.6	-42.8%	134.3	-47.8%
Churn in the quarter (%)	6.9%	6.7%	0.2%	5.8%	1.1%
ARPU (in R$/month)	41.0	43.3	-5.3%	42.9	-4.4%
Post-paid	87.3	93.2	-6.3%	91.8	-4.9%
Pre-paid	24.7	25.0	-1.2%	24.2	2.1%
Total MOU (minutes)	101.6	103.5	-1.8%	110.2	-7.8%
Post-paid	189.4	203.6	-7.0%	219.1	-13.6%
Pre-paid	69,8	65.8	6.1%	67.2	3.9%
Employees	1,594	1,623	-1.8%	1,487	7.2%
Client/Employee	2,254	2,052	9.8%	1,917	17.6%

SAC – cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions.

TCO Operating Highlights

According to ANATEL’s data, during the 3Q03, TCO was responsible for a 47.6% participation in the net additions its operating areas, and reached a participation rate of 55.9% in the net additions in Area 7 (area that covers the Federal District and the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins).

TCO’s client base achieved a 26.0% increase in a one year period, impelled by a 29.9% increase in the total number of pre-paid clients. The number of post-paid clients grew by 15.9% compared to 3Q02. Compared to the previous quarter, the client base increased by 7.9%.

In Area 7, TCO maintained its market leadership position, with an estimated market share of 68.5%, while in Area 8 (area that covers the states of Amazonas, Amapá, Maranhão, Pará and Roraima), NBT reached an estimated market share of 33.0%.

Pre-paid client’s ARPU registered a 2.1% increase compared to 3Q02. The introduction of the CSP and the Bill & Keep rules, as well as the increase in the client base, affected the ARPUs.

Pre-paid client’s MOU grew by 6.1% compared to 2Q03, and by 3.9% compared to 3Q02. TCO’s SAC fell by 42.8% compared to 2Q03 as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gains.

TCP’s FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Subscription	369.5	349.2	5.8%	330.7	271.6	21.8%
Usage	621.1	724.8	-14.3%	341.8	356.4	-4.1%
Domestic	606.0	685.2	-11.6%	330.8	328.4	0.7%
AD	13.5	23.5	-42.5%	9.9	14.4	-31.5%
DSL	1.6	16.1	-90.2%	1.1	13.6	-92.0%
Network usage	733.4	665.4	10.2%	526.8	404.3	30.3%
Other services	88.8	55.9	58.9%	76.1	16.2	369.8%
Revenue from telecommunications services	1,812.8	1,795.2	1.0%	1,275.4	1,048.5	21.6%
Sales of cellular handsets	419.9	405.6	3.5%	320.1	205.6	55.7%
Total gross operating revenue	2,232.7	2,200.9	1.4%	1,595.4	1,254.1	27.2%
Total deductions from gross operating revenue	(503.0)	(533.9)	-5.8%	(370.4)	(260.4)	42.2%
Net Operating Revenue	1,729.7	1,667,0	3.8%	1,225.1	993.7	23.3%
Net revenue from services	1,449.4	1,398.1	3.7%	1,023.6	850.7	20.3%
Net revenue from goods	280.3	268.9	4.2%	201.4	143.0	40.8%

Net Operating Revenue

TCP’s Net Operating Revenue was R$ 1,729.7 million in the quarter, 3.8% higher than in 2Q03 as a result of the expansion of the total client base and of the increase in revenue from goods.

Net Revenue from Services

TCP’s Net Revenue from Services grew by 3.7% compared to 2Q03, reaching R$1,449.4 million because, in spite of the increase in client base, it was affected by the new SMP rules. The negative impact of the implementation of the CSP and the Bill & Keep rules on TCP was approximately 3% of the net revenue from services.

Usage Revenue

TCP’s Gross Usage Revenue was R$ 621.1 million, which represents a 14.3% reduction compared with 2Q03 because, in spite of the increase in client base, this revenue was affected by the new SMP as VC2 and VC3 calls (domestic long distance) began to be allocated as interconnection revenue.

Interconnection Revenue

TCP’s Gross Interconnection Revenue increased by 10.2% compared to 2Q03, reaching R$ 733.4 million as, in addition to the growth in client base, the domestic long-distance calls now generate network usage (interconnection) revenues.

Other Revenues and Revenues from Data

Other Revenues from Services achieved significant increase, reaching 58.9% compared to 2Q03 and 369.8% compared to 3Q03, due to the increase in data revenues. In 3Q03, these revenues represented 5% of the total net revenue.

Revenues from Data grew by 26% compared to 2Q03. Data services presented significant expansion in this last quarter, mainly due to national campaigns for SMS and WAP service.

Net Revenue from Goods

Net Revenues from Goods achieved a 4.2% increase compared to 2Q03, reaching R$ 280.3 million as a result of the increase in sales and the average price of the handsets. The Net Revenue from Goods grew less than gross additions due to the increase in low-end sales percentage, reflecting an increase in pre-paid clients.

Operating Costs

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Personnel	(79.6)	(79.4)	0.2%	(49.8)	(50.1)	-0.6%
Cost of services rendered	(218.9)	(259.5)	-15.6%	(141.2)	(154.3)	-8.5%
Leased Lines	(30.0)	(30.3)	-1.0%	(20.3)	(23.1)	-12.1%
Interconnection	(89.1)	(130.1)	-31.5%	(61.0)	(66.7)	-8.6%
Rents / Insurance / Condominium Fees	(22.6)	(22.6)	-0.0%	(19.0)	(24.2)	-21.5%
Fistel and other taxes	(28.9)	(22.8)	26.7%	(6.9)	(5.8)	19.0%
Third-party services	(45.0)	(47.9)	-6.0%	(33.9)	(34.0)	0.0%
Others	(3.3)	(5.8)	-43.1%	(0.1)	(0.5)	80.0%
Cost of goods sold	(354.5)	(345.0)	2.8%	(258.9)	(165.9)	56.1%
Commercial Expenses	(304.7)	(295.7)	3.0%	(238.6)	(147.3)	62.0%
Provision for doubtful debtors	(35.5)	(34.1)	4.1%	(21.6)	(14.9)	45.0%
Marketing	(49.6)	(59.9)	-17.2%	(39.1)	(26.5)	47.5%
Commissions	(56.3)	(47.4)	18.8%	(38.7)	(17.3)	123.7%
Third-party services	(88.7)	(75.7)	17.2%	(74.7)	(42.5)	75.8%
Others	(74.6)	(78.6)	-5.1%	(64.5)	(46.1)	39.9%
General and administrative expenses	(79.6)	(97.0)	-17.9%	(55.0)	(69.0)	-20.2%
Other operating revenues (expenses)	16.5	12.7	29.9%	16.2	(2.9)	n.a.
Total operating costs not including
depreciation or amortization	(1,020.8)	(1,064.0)	-4.1%	(727.3)	(589.4)	23.4%
Depreciation and amortization	(342.9)	(309.8)	10.7%	(287.9)	(220.8)	30.4%
Total operating costs	(1,363.7)	(1,373.8)	-0.7%	(1,015.2)	(810.2)	25.3%

Operating Costs

Operating costs reached R$ 1,363.7 million in the quarter. Excluding depreciation and amortization, operating costs reached R$ 1,020.8 million in 3Q03, presenting a 4.1% reduction compared to 2Q03. This decrease resulted mainly from the decrease in the cost of services rendered and from general and administrative expenses.

Cost of Services Rendered

The cost of Services Rendered decrease by 15.6% in 3Q03 compared to 2Q03, reaching R$ 218.9 million. As the operating revenues, interconnection charges were also affected by the SMP rules.

Cost of Goods Sold

The cost of goods sold was R$354.5 million in the quarter, increasing 2.8% compared to 2Q03 due basically to the increase in sales of cellular handsets.

Commercial Expenses

Commercial expenses in 3Q03 increased by 3.0% compared to 2Q03, totaling R$ 304.7 million mainly as a result of the increase in the gross additions that cause a grew in the commissions paid to dealers, the increase in the third-party services and was offset by the decrease in the marketing expenses due to the launch of the brand in the 2Q03.

Bad Debt

TCP has maintained its bad debt rate under control and recorded expenses with provisions for doubtful account of 1.6% of its gross operating revenue in 3Q03.

General and Administrative expenses

General and administrative expenses reached R$ 79.6 million, 17.9% lower than 2Q03 figures. This reduction reflects a decrease in third-party services within general and administrative expenses.

EBITDA

EBITDA in the quarter was R$ 708.9 million. The synergies observed and a restrictive control of costs resulted in a 4.1% reduction in the operational cost before depreciation and amortization that, in addition to the increase in operating revenue, led to an expansion of 17.6% in the EBITDA in 3Q03. The EBITDA margin in the period was 41.0%, 4.8 percentual points above the 2Q03 margin. Excluding the effect of the sales of handsets, EBITDA was R$ 783.2 million and the EBITDA margin was 54.0%.

Financial Result

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Financial Revenue	321.9	784.3	-59.0%	276.8	1,537.2	-82.0%
Exchange variation	72.3	679.7	-89.4%	78.6	(113.1)	n.a.
Other financial revenues	87.0	110.1	-21.0%	30.4	19.7	67.0%
Gain from derivatives	168.3	0	n.a.	171.1	1,643.6	-89.6%
(-) PIS / Cofins imposed to financial revenue	(5.7)	(5.5)	3.6%	(3.4)	(13.0)	-73.8%
Financial Expense	(532.8)	(1,147.4)	-53.6%	(515.7)	(1,760.4)	-70.7%
Exchange variation	(169.3)	(174.9)	-3.2%	(169.7)	(1,559.4)	-89.1%
Other financial expenses	(363.5)	(390.1)	-6.8%	(346.0)	(201.0)	72.1%
Losses from derivatives	0	(582.4)	n.a.	0	0	n.a.
Financial Result	(210.9)	(363.1)	-41.9%	(238.9)	(223.2)	7.0%

Financial Result

TCP’s net financial expense presented a decline compared to 2Q03. As a result of the devaluation of the Brazilian Real against the American Dollar, in 3Q03 we observe a derivative gain to compensate for the loss resulting from the exchange variation. The improve in the Financial Results was due to a decrease in the derivatives losses.

On September 30, 2003, TCP’s total gross debt totaled R$ 5,767.5 million (R$ 6,116.2 million on June 30, 2003) of which 72.4% was denominated in foreign currency. The company celebrated derivatives agreements to protect 100% of its debt against the volatility of the currency.

Net Losses

TCP’s losses decreased by 68.5% compared to 2Q03, reaching R$69.1 million. Not considering TCO, the loss would have been R$23.8 million higher.

Net Debt

On September 30, 2003, TCP’s total gross debt totaled R$ 5,767.5 million (on June 30, 2003, R$ 6,116.2 million). The amount of debt in 2Q03 was changed by the reclassification of R$650.6 million owed to Fixcel S.A., related to TCO’s control acquisition by TCP, and which were previously recorded in the accounts payable.

The indebtedness recorded in 3Q03 was compensated by the resources available in cash and financial investments (R$ 1,107.7 million), as well as by the derivatives assets and liabilities (R$ 951.5 million of net asset), resulting in a net debt of R$ 3,708.3 million.

TCP’s financial structure has improved quarter after quarter with the continuous decrease in the net debt. The financial leveraging (Net debt / (Net debt + Net equity) improved, going from 54.6% in 2Q03 to 51.1% in 3Q03.

The details of TCP’s gross consolidated debt and net debt are shown below:

Loans and Financing

R$ million	September 30, 2003

	Denominated in R$	Denominated in US$	Denominated in Euro (€)	Denominated in Yene (¥)

Suppliers		22.8
Splice – TCO debt	294.3
Debentures	518.1
Financial Institutions	777.7	1,851.4		89.0
Associated Companies		623.2	1,591.0
Total	1,590.1	2,497.4	1,591.0	89.0

R$ million	Sept. 30, 03	June 30, 03	Dec. 31, 02	Sept. 30, 02

Short-term	2,143.3	3,014.9	2,068.1	1,342.2
Long-term	3,624.2	3,101.3	2,392.7	3,127.6
Total Indebtedness	5,767.5	6,116.2	4,460.8	4,469.8
Cash and financial investments	(1,107.7)	(1,058.0)	(17.8)	(13.6)
Securities, net		(223.5)

Derivatives	(951.5)	(701.6)	(1,670.9)	(2,241.6)

Net debt	3,708.3	4,133.1	2,772.1	2,214.6

Schedule for payment of long-term debt

R$ million	Denominated in US$	Denominated in Euro (€)	Denominated in R$

2004	463.9	1,420.1	59.0
2005	49.1		265.1
2006	41.1		112.3
after 2006	613.9		599.6

Total	1,168.0	1,420.1	1,036.0

Investment

During the nine-month period ended on September 30, 2003, R$ 302.7 million were invested in Property, Plant & Equipment, mainly in projects to expand the capacity of the services rendered, to provide new services and to develop our own backbone. This figure includes the consolidation of nine months of GT and six months of TCO.

Operating Cash Flow

The increase in Operating Cash Flow clearly demonstrates that TCP has resources generated by its operations which are sufficient to maintain its capital investment program operational. The increase in Operating Cash Flow was 20.9% compared to 2Q03. The consolidation of TCO added R$ 164.3 million to TCP’s Operating Cash Flow.

The following tables include:

Table 1: Statement of Consolidated Results of TCP (including pro forma)
Table 2: Statement of Consolidated and Accumulated Results of TCP (includes the consolidation of TCO sinceMay 1, 2003)
Table 3: Consolidated Balance Sheet of TCP
Table 4: Statement of Results of GT
Table 5: Statement of Results of TCO

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TCP

	3Q03	2Q03			3Q02

R$ million	(Corporate Law)	TCP (Corporate Law)	TCO (April 2003)	TCP pro-forma	TCP (Corporate Law)	3Q02 GT	TCP pro-forma GT

Gross Operating Revenue	2,232.7	2,005.1	195.8	2,200.9	1,086.9	167.2	1,254.1
Subscription	369.5	337.7	11.5	349.2	245.6	26.0	271.6
Usage charges	621.1	628.7	96.1	724.8	319.4	37.0	356.4
Domestic	606.0	592.4	92.8	685.2	294.8	33.6	328.4
Additional per call	13.5	21.5	2.0	23.5	12.5	1.9	14.4
DSL	1.6	14.8	1.3	16.1	12.1	1.5	13.6
Network usage charges	733.4	598.7	66.7	665.4	347.2	57.1	404.3
Other services	88.8	53.7	2.2	55.9	12.3	3.9	16.2
Goods Sales	419.9	386.3	19.3	405.6	162.4	43.2	205.6
Deduction from gross revenues	(503.0)	(493.0)	(40.9)	(533.9)	(230.3)	(30.1)	(260.4)
Net revenue from services	1,449.4	1,258.5	139.6	1,398.1	749.4	101.3	850.7
Net Revenue from goods	280.3	253.6	15.3	268.9	107.2	35.9	143.0
Net operating revenues	1,729.7	1,512.1	154.9	1,667.0	856.6	137.1	993.7
Operating Costs	(1,020.8)	(975.1)	(88.9)	(1,064.0)	(476.4)	(113.0)	(589.4)
Personnel	(79.6)	(71.3)	(8.1)	(79.4)	(41.8)	(8.3)	(50.1)
Cost of services rendered	(218.9)	(229.5)	(30.0)	(259.5)	(123.8)	(30.5)	(154.3)
Leased lines	(30.0)	(27.4)	(2.9)	(30.3)	(18.1)	(5.0)	(23.1)
Interconnection	(89.1)	(114.7)	(15.4)	(130.1)	(54.2)	(12.5)	(66.7)
Rents / Insurance / Condominium
fees	(22.6)	(21.7)	(0.9)	(22.6)	(22.0)	(2.2)	(24.2)
Fistel. other taxes and contributions	(28.9)	(18.2)	(4.6)	(22.8)	(0.6)	(5.2)	(5.8)
Third party services	(45.0)	(43.9)	(4.0)	(47.9)	(28.4)	(5.6)	(34.0)
Others	(3.3)	(3.6)	(2.2)	(5.8)	(0.5)	0.0	(0.5)
Costs of goods sold	(354.5)	(322.1)	(22.9)	(345.0)	(122.3)	(43.6)	(165.9)
Commercial expenses	(304.7)	(277.9)	(17.8)	(295.7)	(120.4)	(26.9)	(147.3)
Provision for doubtful account	(35.5)	(29.7)	(4.4)	(34.1)	(13.7)	(1.2)	(14.9)
Marketing	(49.6)	(55.9)	(4.0)	(59.9)	(19.0)	(7.5)	(26.5)
Commissions	(56.3)	(43.8)	(3.6)	(47.4)	(13.2)	(4.1)	(17.3)
Third party services	(88.7)	(71.8)	(3.9)	(75.7)	(36.3)	(6.2)	(42.5)
Others	(74.6)	(76.7)	(1.9)	(78.6)	(38.2)	(7.9)	(46.1)
General and administrative expenses	(79.6)	(86.5)	(10.5)	(97.0)	(64.0)	(5.0)	(69.0)
Other operating revenue (expense)	16.5	12.2	0.5	12.7	(4.1)	1.2	(2.9)
Earnings before interest. taxes.
depreciation and amortization – EBITDA	708.9	537.0	66.0	603.0	380.2	24.1	404.3
Depreciation and amortization	(342.9)	(293.5)	(16.3)	(309.8)	(167.2)	(53.6)	(220.8)
Earnings before interest and taxes – EBIT	366.0	243.5	49.7	293.2	213.0	(29.5)	183.5
Equivalent Equity	0.0	0.0	0.0	0.0	(54.9)	0.0	0.0
Net Financial Results	(210.9)	(379.7)	16.6	(363.1)	(186.5)	(36.7)	(223.2)
Financial Revenues	321.9	711.3	73.0	784.3	1,259.4	277.8	1,537.2
Exchange Variation	72.3	623.8	55.9	679.7	336.8	(449.9)	(113.1)
Others financial revenues	87.0	89.4	20.7	110.1	18.2	1.5	19.7
Gain from Derivatives	168.3	0.0	0.0	0.0	904.4	739.2	1,643.6
(-) PIS/Cofins imposed on financial revenues	(5.7)	(1.9)	(3.6)	(5.5)	0.0	(13.0)	(13.0)
Financial expenses	(532.8)	(1,091.0)	(56.4)	(1,147.4)	(1,445.9)	(314.5)	(1,760.4)
Exchange Variation	(169.3)	(174.9)	0.0	(174.9)	(1,333.1)	(226.3)	(1,559.4)
Others financial expenses	(363.5)	(382.3)	(7.8)	(390.1)	(112.8)	(88.2)	(201.0)
Losses from derivatives	0.0	(533.8)	(48.6)	(582.4)	0.0	0.0	0.0
Operating Income	155.1	(136.2)	66.3	(69.9)	(28.4)	(66.2)	(39.7)
Non-operating revenues (expenses)	(3.8)	(0.9)	0.3	(0.6)	1.3	0.0	1.3
Income before taxes	151.3	(137.1)	66.6	(70.5)	(27.1)	(66.2)	(38.4)
Income taxes and social contribution	(128.0)	(62.4)	(22.9)	(85.3)	(65.0)	0.0	(65.0)
Minority Interest	(92.4)	(62.6)	(0.8)	(63.4)	0.0	0.0	11.3
Net losses in the period	(69.1)	(262.1)	42.9	(219.2)	(92.1)	(66.2)	(92.1)

TABLE 2: STATEMENT OF CONSOLIDATED AND ACCUMULATED RESULTS OF TCP

R$ million	Accumulated 3Q03	Accumulated 3Q02

Total Gross Operating Income	5,414.3	3,150.5
Deductions from gross revenue	(1,245.3)	(669.3)

Net Operating Revenue from services	3,528.5	2,163.6
Net Revenue from sales of goods	640.5	317.6
Net Operating Revenue	4,169.0	2,481.2
Operating Costs	(2,515.7)	(1,468.7)
Personnel	(207.8)	(119.0)
Cost of services rendered	(585.0)	(378.2)
Cost of goods sold	(811.6)	(380.2)
Commercial Expenses	(758.7)	(371.1)
General and administrative expenses	(241.7)	(174.4)
Other operating revenues (expenses)	89.1	(45.8)
Earnings before interest. taxes, depreciation and
amortization – EBITDA	1,653.6	1,012.5
Depreciation and amortization	(884.9)	(480.8)
Earnings before interest and taxes – EBIT	768.7	531.7
Net Financial Results	(843.0)	(449.0)
Equity Equivalent	0.0	(540.6)
Operating Income	(74.3)	(457.9)
Non-operating revenues (expenses)	(4.9)	10.6
Income before taxes	(79.2)	(447.4)
Income taxes and social contribution	(228.4)	(113.4)
Minoritary Interest	(154.9)	0.0
Net losses for the period	(462.8)	(560.7)

TABLE 3: CONSOLIDATED BALANCE SHEET OF TCP
(Corporate Law)

ASSETS	Sept, 30, 2003	June 30, 2003

Current Assets	3,480.6	3,259.1

Cash	1,107.7	1,058.0
Net accounts receivable	1,042.5	887.2
Intragroup credits	23.1	19.0
Inventories	164.3	212.1
Deferred tax and tax credit	605.8	570.7
Prepaid expenses	131.2	210.2
Derivatives transactions	377.3	36.5
Securities	-	223.5
Other current assets	28.7	41.9

Long-term receivables	1,791.2	2,053.7

Deferred tax and tax credit	829.9	928.4
Derivatives transactions	874.0	1.039.5
Prepaid expenses	15.3	12.0
Other long-term assets	72.0	73.8

Permanent Assets	7,299.0	7,545.9

Investment	1,919.4	1,949.9
Goodwill	2,368.7	2,399.3
Provision for investment losses	(449.6)	(449.6)
Other investments	0.3	0.2
Net Property, Plant & Equipment	5.100.2	5.305.1
Deferred	279.4	290.9

Total Assets	12,570.8	12,858.7

LIABILITIES (R$ million)

Current Liabilities	3,840.6	4,694.9

Personnel, taxes and benefits	42.6	34.8
Suppliers and consignations	850.9	679.8
Taxes, fees and contributions	246.2	247.9
Interest on own capital and dividends	25.1	29.0
Loans and financing	2,143.3	3,014.9
Provision for contingencies	49.4	40.1
Derivatives transactions	295.3	370.8
Intragroup liabilities	21.0	27.3
Deferred revenue	124.5	204.5
Other liabilities	42.3	45.8

Long-term liabilities	3,939.9	3,394.0

Loans and Financing	3,624.2	3,101.3
Provision for contingencies	147.3	140.6
Taxes, fees and contributions	161.2	142.6
Provision for actuarial deficits	2.2	2.1
Derivatives transactions	4.5	3.6
Other liabilities	0.5	3.8

Minority Interest	1,241.4	1,153.2

Net equity	3,548.5	3,616.3

Capital stock	4,373.7	4,373.7
Capital reserve	1,067.8	1,067.8
Accrued profit (loss)	(1,892.9)	(1,825.2)

Other capital resources	0.3	0.3

Total Liabilities	12,570.8	12,858.7

TABLE 4: STATEMENT OF RESULTS OF GLOBAL TELECOM
(Corporate Law)

R$ million	3Q03	2Q03	3Q02	Accrued
				Sept. 03	Sept. 02

Total Gross Operating Income	200.9	194.2	167.2	566.1	437.1
Deductions from gross revenue	(35.7)	(34.1)	(30.1)	(100.6)	(83.1)

Net Operating Revenue from services	132.8	131.0	101.3	385.6	291.6
Net Revenue from sales of goods	32.4	29.1	35.8	79.9	62.4
Net Operating Revenue	165.2	165.1	137.1	465.5	354.0
Operating Costs	(112.6)	(128.9)	(113.0)	(353.2)	(291.5)
Personnel	(9.7)	(10.2)	(8.3)	(29.8)	(26.3)
Cost of services rendered	(24.3)	(37.3)	(30.5)	(97.9)	(95.5)
Cost of goods sold	(43.8)	(40.7)	(43.5)	(111.5)	(75.9)
Service sales	(31.0)	(31.7)	(26.9)	(88.8)	(74.1)
General and administrative expenses	(6.0)	(7.3)	(5.0)	(22.5)	(15.2)
Other operating revenues (expenses)	2.2	(1.7)	1.2	(2.7)	(4.5)
Earnings before interest, taxes, depreciation
and amortization – EBITDA	52.6	31.2	24.2	112.3	62.5
Depreciation and amortization	(59.9)	(56.8)	(53.6)	(178.5)	(148.1)
Earnings before interest and taxes – EBIT	(7.3)	(25.6)	(29.4)	(66.2)	(85.6)
Net Financial Result	(47.0)	(164.4)	(36.7)	(282.7)	(565.5)
Operating Result	(54.3)	(190.0)	(66.1)	(348.9)	(651.1)
Non-operating revenue / expenses	-	(0.1)	-	(0.1)	-
Result before taxes	(54.3)	(190.1)	(66.1)	(349.0)	(651.1)
Income tax and Social Contribution	17.1	(38.3)	-	(21.2)	-
Net Profit (Loss) in the period	(37.2)	(228.4)	(66.1)	(370.2)	(651.1)

TABLE 5: STATEMENT OF RESULTS OF TELE CENTRO OESTE
(Corporate Law)

R$ million	3Q03	2Q03	3Q02	Accrued
				Sept. 03	Sept. 02

Total Gross Operating Income	637.2	617.6	515.6	1,779.7	1,412.4
Deductions from gross revenue	(132.6)	(128.9)	(107.3)	(373.3)	(287.9)
Net Operating Revenue from services	425.6	421.1	357.8	1,222.5	980.4
Net Revenue from sales of equipment	79.0	67.6	50.5	183.9	144.1
Net Operating Revenue	504.6	488.7	408.3	1,406.4	1,124.5
Operating Costs	(293.8)	(291.4)	(231.5)	(836.4)	(646.8)
Personnel	(29.9)	(26.1)	(20.1)	(78.7)	(58.1)
Cost of services rendered	(76.7)	(90.8)	(73.9)	(255.9)	(204.3)
Cost of goods sold	(96.5)	(92.9)	(72.7)	(250.0)	(193.0)
Service sales	(66.1)	(59.6)	(40.5)	(177.9)	(124.6)
General and administrative expenses	(24.6)	(24.6)	(21.5)	(75.4)	(57.0)
Other operating revenues (expenses)	-	2.6	(2.8)	1.5	(9.8)
Result before depreciation, amortization,
financial result, tax and equity equivalent – EBITDA	210.8	197.3	176.8	570.0	477.7
Depreciation and amortization	(54.6)	(48.9)	(37.8)	(150.1)	(113.3)
Result before financial result, tax and equity
equivalent – EBIT	156.2	148.4	139.0	419.9	364.4
Net Financial Result	28.0	39.3	(27.3)	94.5	(63.9)
Operating Result	184.2	187.7	111.7	514.4	300.5
Non-operating revenue / expenses	(3.8)	(4.9)	11.1	(2.8)	-
Result before taxes	180.4	182.8	122.8	511.6	300.5
Income tax and Social Contribution	(64.1)	(60.8)	(52.3)	(179.3)	(106.6)
Minority interest	(2.1)	(2.1)	(1.5)	(6)	(4.5)
Reversion of Interest on Own Capital	-	-	(0.1)	-	40.8
Net Profit (Loss) in the period	114.2	119.9	68.9	326.3	230.2

TELESP CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS
As of September 30 and June 30, 2003
(In thousands of Brazilian reais)

ASSETS	Company		Consolidated

	09/30/03	06/30/03	09/30/03	06/30/03

Cash and cash equivalents	991	2,169	1,107,651	1,057,953
Securities	-	-	-	223,522
Trade accounts receivable, net	-	-	1,042,466	887,178
Receivables from subsidiaries and affiliates	13,611	330,996	23,139	19,022
Inventories	-	-	164,325	212,084
Deferred and recoverable taxes	194,069	167,352	605,829	570,742
Prepaid expenses	5,151	7,044	131,203	210,210
Derivatives	43,989	17,901	377,297	36,524
Other assets	203	189	28,723	41,950

Current assets	258,014	525,651	3,480,633	3,259,185

Receivables from subsidiaries	491,421	510,303	-	-
Deferred and recoverable taxes	419	419	829,877	928,396
Derivatives	411,451	368,918	874,036	1,039,480
Prepaid expenses	2,284	721	15,341	12,005
Other assets	1,946	1,946	71,948	73,809

Noncurrent assets	907,521	882,307	1,791,202	2,053,690

Investments	6,285,399	6,162,456	1,919,338	1,949,912
Property, plant and equipment, net	970	992	5,100,207	5,305,055
Deferred charges, net	-	-	279,413	290,886

Permanent assets	6,286,369	6,163,448	7,298,958	7,545,853

Total assets	7,451,904	7,571,406	12,570,793	12,858,728

LIABILITIES AND SHAREHOLDERS'	Company		Consolidated

EQUITY	09/30/03	06/30/03	09/30/03	06/30/03

Payroll and related accruals	123	149	42,619	34,814
Trade accounts payable	1,859	3,844	850,897	679,819
Taxes payable	521	1,905	246,222	247,928
Loans and financing	1,330,130	1,873,527	2,143,304	3,014,890
Interest on capital and dividends payable	4,617	5,810	25,101	29,002
Reserve for contingencies	-	-	49,354	40,078
Derivatives	177,315	120,793	295,269	370,817
Payables to subsidiaries and affiliates	23,286	22,848	20,996	27,340
Deferred revenues	-	-	124,476	204,471
Other liabilities	-	-	42,385	45,769

Current liabilities	1,537,851	2,028,876	3,840,623	4,694,928

Loans and financing	2,365,365	1,808,373	3,624,161	3,101,342
Reserve for contingencies	-	-	147,337	140,612
Taxes payable	-	-	161,163	142,648
Payables to subsidiaries	-	117,756	-	-
Accrued pension plan liability	-	-	2,210	2,057
Derivatives	-	-	4,524	3,628
Other liabilities	-	-	546	3,798

Long-term liabilities	2,365,365	1,926,129	3,939,941	3,394,085

Minority interest	-	-	1,241,415	1,153,188

Capital	4,373,661	4,373,661	4,373,661	4,373,661
Capital reserves	1,067,796	1,067,796	1,067,796	1,067,796
Accumulated deficit	(1,892,922)	(1,825,209)	(1,892,922)	(1,825,209)

Shareholders' equity	3,548,535	3,616,248	3,548,535	3,616,248

Funds for capitalization	153	153	279	279

Total liabilities and shareholders' equity	7,451,904	7,571,406	12,570,793	12,858,728

The accompanying notes are an integral part of this quarterly financial information

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
For the nine-month periods ended September 30, 2003 and 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated (*)

	09/30/03	06/30/03	09/30/03	06/30/03

Telecommunication services	-	-	4,425,308	2,670,976
Sales of products	-	-	988,951	479,504

Gross revenues	-	-	5,414,259	3,150,480
Deductions	-	-	(1,245,223)	(669,252)

Net operating revenue	-	-	4,169,036	2,481,228
Cost of services provided	-	-	(1,259,304)	(807,866)
Cost of products sold	-	-	(811,617)	(380,202)

Gross profit	-	-	2,098,115	1,293,160
Selling expenses	-	-	(938,932)	(454,311)
General and administrative expenses	(15,424)	(12,995)	(392,871)	(254,914)
Other operating expenses	(56,587)	-	(158,834)	(78,539)
Other operating income	5,378	12,162	161,039	26,272
Equity pick-up	43,706	(312,383)	-	(540,602)

Operating expenses	(22,927)	(313,216)	(1,329,598)	(1,302,094)

Income (loss) before financial income (expenses)	(22,927)	(313,216)	768,517	(8,934)
Financial expenses	(1,342,997)	(1,468,138)	(2,978,087)	(3,495,729)
Financial income	903,191	1,220,617	2,135,070	3,046,761

Loss from operations	(462,733)	(560,737)	(74,500)	(457,902)
Nonoperating income (expenses), net	(44)	-	(4,908)	10,593

Loss before taxes	(462,777)	(560,737)	(79,408)	(447,309)
Income and social contribution taxes	-	-	(228,426)	(113,428)
Minority interest	-	-	(154,943)	-

Net loss	(462,777)	(560,737)	(462,777)	(560,737)

Loss per thousand shares - R$	(0.3949)	(1.2233)

(*) As of August 31, 2002 the balances related to Global Telecom S/A and Tele Centro Oeste Celular Participações S/A were not consolidated.
     The Company's investment in GT is carried under the equity method. The Company became a shareholder of TCO in May 2003.

The accompanying notes are an integral part of this quarterly financial information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.